EXHIBIT 99.1

B Communications Ltd. Receives Semi-Annual Dividend Payment from Bezeq and Reports on its Current Liquid Position

Ramat-Gan, Israel, October 27, 2015 - B Communications Ltd. (Nasdaq and TASE: BCOM) (“B Communications”) announced today that on October 26, 2015 it received a semi-annual dividend payment from its controlled subsidiary Bezeq - The Israel Telecommunication Corp. Ltd., ("Bezeq") in the amount of NIS 286 million (approximately US$ 74 million).

As a result of the dividend payment, B Communications’ liquid position reached approximately NIS 1.2 billion (approximately US$ 310 million). B Communications’ liquid position takes into account the NIS 22 million (approximately US$ 6 million) dividend paid by the Company to its shareholders, a NIS 26 million (approximately US$ 7 million) repayment of tax liabilities, and the re-purchase of US$ 6.9 million par value of B Communications’ Senior Secured Notes, since the beginning of the third quarter.

Doron Turgeman, B Communications’ CEO stated: “As we promised, we are acting intensively on two levels simultaneously – the reduction of NIS 200 million (approximately US$ 52 million) of our net debt while creating value for our shareholders by distributing dividends of NIS 89 million (US$ 23 million) since the beginning of 2015. In addition, the value of our Bezeq shares as of today is approximately NIS 6.9 billion (US$ 1.8 billion), which yields a NAV of approximately NIS 4.5 billion (US$ 1.2 billion) to our Company, which amount is much higher than our current market cap. We intend to continue to create value for our shareholders in the future.”

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

INTERNATIONAL

Philip Carlson / Brad Nelson – KCSA

bcom@kcsa.com / Tel: +1-212-896-1233 / 1217